

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

<u>Via E-mail</u>
Xiaohong Yao
President and Chief Financial Officer
China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion
No. 6-20 Jinsui Rd.
Tianhe District, Guangzhou
Guangdong Province, P.R.C.

> **Re: China Xingbang Industry Group Inc.**
> **Registration Statement on Form 10-12(g)**
> **Filed June 6, 2011**
> **File No. 000-54429**

Dear Mr. Yao:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Barry I. Grossman
Ellenoff Grossman & Schole LLP